------------------------------------------------------------------------------
------------------------------------------------------------------------------

                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                             ---------------------

                                 SCHEDULE 14D-1/A-4
              Tender Offer Statement Pursuant to Section 14(d)(1)
                     of the Securities Exchange Act of 1934
                               (Amendment No. 4)
                             ---------------------
                            CHATEAU PROPERTIES, INC.
                           (Name of Subject Company)

                       MHC OPERATING LIMITED PARTNERSHIP
                      MANUFACTURED HOME COMMUNITIES, INC.
                                    (Bidder)

                                  Common Stock
                         (Title of Class of Securities)

                                   161739 10
                     (CUSIP Number of Class of Securities)

                                 Ellen Kelleher
                   Senior Vice President and General Counsel
                      Manufactured Home Communities, Inc.
                                   Suite 800
                           Two North Riverside Plaza
                            Chicago, Illinois 60606
                                 (312) 474-1122
            (Name, Address and Telephone Number of Person Authorized
           to Receive Notices and Communications on Behalf of Bidder)

                                with a copy to:

                              Edward J. Schneidman
                                 Edward S. Best
                              Mayer, Brown & Platt
                            190 South LaSalle Street
                            Chicago, Illinois 60603
                                 (312) 782-0600
                             ---------------------

------------------------------------------------------------------------------
------------------------------------------------------------------------------

      -----------------------------------------------------------------------

 1.   Name of Reporting Person:      MHC Operating Limited Partnership
                                     Manufactured Home Communities, Inc.
      S.S. or I.R.S. Identification No. of Above Persons:      36-3853565
                                                               36-3857664

      -----------------------------------------------------------------------

 2.   Check the Appropriate Box if a Member of a Group:  (a) /X/
                                                         (b) / /

      -----------------------------------------------------------------------

 3.   SEC Use Only:

      -----------------------------------------------------------------------

 4.   Sources of Funds: BK

      -----------------------------------------------------------------------

 5. Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(e) or 2(f): / /

      -----------------------------------------------------------------------

 6.   Citizenship or Place of Organization:      Illinois
                                                 Maryland

      -----------------------------------------------------------------------

 7.   Aggregate Amount Beneficially Owned by Each Reporting Person: 127,010

      -----------------------------------------------------------------------

 8.   Check if the Aggregate in Row (7) Excludes Certain Shares: / /

      -----------------------------------------------------------------------

 9.   Percent of Class Represented by Amount in Row (7): 2%

      -----------------------------------------------------------------------

10.   Type of Reporting Person:      PN
                                     CO
      -----------------------------------------------------------------------

     This Statement constitutes Amendment No. 4 to the Tender Offer Statement on Schedule 14D-1 originally filed on September 4, 1996 by MHC Operating Limited Partnership, an Illinois limited partnership ("Purchaser"), the sole general partner of which is Manufactured Home Communities, Inc., a Maryland corporation ("MHC"), and MHC, relating to the offer by Purchaser to purchase all outstanding shares of common stock, $.01 par value per share (the "Shares"), of Chateau Properties, Inc., a Maryland corporation (the "Company"), at a price of $26.00 per Share, net to the seller in cash, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated September 4, 1996 (the "Offer to Purchase") and in the related Letter of Transmittal. Capitalized terms not defined herein shall have the meanings assigned thereto in the Offer to Purchase.

1.   Item 10 is hereby amended to add the following:

     ITEM 10.  ADDITIONAL INFORMATION.

         (f) (i)  On October 23, 1996, MHC issued a press release stating:

                           MHC ANNOUNCES THE EXTENSION OF ITS TENDER
                              OFFER FOR CHATEAU PROPERTIES, INC.

           CHICAGO, IL - OCTOBER 23, 1996 -- Manufactured Home Communities, Inc. (NYSE:MHC) today announced that it will extend its $26-per-share cash tender offer for the acquisition of Chateau Properties, Inc. (NYSE:CPJ) which was commenced on September 4, 1996. The tender offer will now expire at 12:00 midnight (New York City time) on Wednesday, November 6, 1996, unless further extended by Manufactured Home Communities, Inc. The tender offer previously had been scheduled to expire at 12:00 midnight (New York City time) on Wednesday, October 23, 1996. As of 5:00 p.m. (New York City time) on October 22, 1996, approximately 2,650,000 shares of Chateau's common stock had validly been tendered in the offer.

            MHC is the largest owner and operator of manufactured housing in the country. Nationwide, MHC owns or controls 67 quality
     communities in 19 states, consisting of 26,820 sites.   MHC is a
     self-administered, self-managed equity real estate investment trust
     (REIT), with headquarters in Chicago.


            (ii) Reference is hereby made to "The Tender Offer - 13. Dividends and Distributions." In the event that the Company pays a non-cash distribution or a dividend on the Shares that is payable or distributable to shareholders on a date prior to the transfer into the name of the Purchaser, Purchaser does not expect to require any shareholders who do not receive the dividend or distribution to remit such dividend or distribution to the Purchaser in order to participate in the Offer.

2.   Item 11 is hereby amended to add the following:

     ITEM 11.  MATERIAL TO BE FILED AS EXHIBITS.

      99(a)(15) Text of Press Release, dated October 23, 1996, issued by Manufactured Home Communities, Inc.

                                   SIGNATURES

     After due inquiry and to the best of our knowledge and belief, we certify that the information set forth in this statement is true, complete and correct.

Dated: October 23, 1996             MHC OPERATING LIMITED PARTNERSHIP

                                      By: Manufactured Home Communities, Inc.,
                                            its General Partner

                                         By: /s/ DAVID A. HELFAND
                                             ----------------------
                                             Name: David A. Helfand
                                             Title: President and Chief
                                                    Executive Officer

                                       MANUFACTURED HOME COMMUNITIES, INC.

                                       By: /s/ DAVID A. HELFAND
                                           -----------------------
                                           Name: David A. Helfand
                                           Title: President and Chief
                                                  Executive Officer

                                 EXHIBIT INDEX


           99 (a)(15)     Text of Press Release, dated October 23, 1996, issued
by Manufactured Home Communities, Inc.